UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 4)
Dreyer’s Grand Ice Cream Holdings, Inc.
(Name of Subject Company)
Dreyer’s Grand Ice Cream Holdings, Inc.
(Names of Persons Filing Statement)
Class A Callable Puttable Common Stock, par value $0.01 per share
(Title of Class of Securities)
261877104
(CUSIP Number of Class of Securities)
Mark LeHocky, Esq.
Vice President and General Counsel
Dreyer’s Grand Ice Cream Holdings, Inc.
5929 College Avenue
Oakland, California 94618
(510) 652-8187
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Joe C. Sorenson, Esq.
Edward H. Batts, Esq.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      This filing relates to certain provisions set forth in the Restated Certificate of Incorporation (the “Restated Certificate”) of Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”) under which the holders of Class A Callable Puttable Common Stock (the “Class A Shares”) of Dreyer’s have the right to require Dreyer’s to purchase the Class A Shares during certain periods specified in the Restated Certificate. The tender offer which is contemplated by this filing commenced on December 1, 2005.

Item 8.	Additional Information
      Dreyer’s Schedule 14D-9 is hereby amended to include the information attached hereto as Exhibit (a)(1)(vii) which will be posted to the internal “intranet” of Dreyer’s together with a hyperlink to the full Notice of Put Right, although the contents of the website other than that set forth in Exhibit (a)(1)(vii) hereto are not incorporated by reference in this Schedule 14D-9/A.

Item 9.	Exhibits
      (a)(1)(vii) Material posted to the internal website of Dreyer’s Grand Ice Cream Holdings, Inc.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dreyer’s Grand Ice Cream Holdings, Inc.

By:	/s/ Mark LeHocky

Name: Mark LeHocky
Title: Vice President and General Counsel
Dated: December 2, 2005

Index to Exhibits
      (a)(1)(vii) Material posted to the internal website of Dreyer’s Grand Ice Cream Holdings, Inc.